

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 22, 2024

Weilai Zhang
Chief Executive Officer
Antelope Enterprise Holdings Ltd
Room 1802, Block D, Zhonghai International Center
Hi-Tech Zone, Chengdu
Sichuan Province, PRC

      Re: Antelope Enterprise Holdings Ltd
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Response Dated September 26, 2023
          File No. 001-34944

Dear Weilai Zhang:

We have reviewed your September 26, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jursidictions that Prevent Inspections, page 82

1.   In your response to comment 1 in our letter dated July 20, 2023, you commited to amend your Form 20-F to provide the submission required by Item 16I(a) and the disclosures required by Item 16I(b). Please file your amendment promptly or tell us why you are unable to file it promptly. Please consider prior comments 2 and 4 when drafting your amendment.

     Please contact Jennifer Thompson at 202-551-3737 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Joan Wu